

March 13, 2014

Via E-Mail
Mr. José G. Ibarra
Chief Financial Officer
R.G. Barry Corporation
13405 Yarmouth Road N.W.
Pickerington, OH 43147

     Re: R.G. Barry Corporation
               Form 10-K for the Fiscal Year Ended June 29, 2013
               Filed September 11, 2013
               File No. 001-08769

Dear Mr. Ibarra:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 23

1. In future filings, please expand your discussion to provide a more informative analysis of the underlying reasons for the significant changes you identify and discuss any known material trends or uncertainties that will have a material impact on your revenues or income to provide investors with a greater understanding of the fluctuations in your business. In your revised disclosure, please also quantify the extent to which each item contributed to the overall change between periods. Please provide us your proposed disclosures.

Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Polices
(e) Short-Term Investments, page 43

2. You maintain investments in marketable securities classified as available-for-sale. Please disclose in future filings the information required by ASC 320-10-50-2 and 50-3, as applicable. Please provide us your proposed disclosures.

Note 2. Fair Value Measurements, page 50

3. In future filings, please disclose the valuation technique(s) and the inputs used for the fair value measurements categorized within Level 2. Refer to ASC 820-10-50-2(bbb). Please provide us your proposed disclosures.

Note 5. Goodwill and Other Intangible Assets, page 51

4. In future filings, please disclose the information about goodwill in total and for each reportable segment as required by ASC 350-20-50-1. Please provide us your proposed disclosures.

Note 17. Segment Reporting, page 69

5. On page 4, you disclose your Foot Petals and Baggallini business units share similar characteristics that lend themselves to aggregation into the same reportable segment. Please provide us with the analysis you performed in determining each of the aggregation criteria in ASC 280-10-50-11, including economic similarity, were met. In doing so, please also provide us with a summary of key financial information for your Foot Petals and Baggallini business units for each fiscal year since their acquisition in fiscal 2011 and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each business unit may include, but not be limited to, net sales, gross profit, operating income, income before taxes, capital expenditures and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your segment footnote or elsewhere in your financial statements.

6. In addressing the preceding comment, please include detailed explanations for any apparent differences in economic characteristics and trends for a given business unit when compared to the other business unit for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the business units and your basis for concluding that each difference is temporary.

7. To the extent that (a) either the Foot Petals business unit or the Baggallini business unit met the quantitative thresholds in ASC 280-10-50-12 and the other business unit did not and (b) all of the aggregation criteria in ASC 280-10-50-11 were not met, please also tell us how you considered the guidance in ASC 280-10-50-15 and ASC 280-10-55-33 through 55-34 in determining these two business units still met the requirements for inclusion in the same reportable segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining